August 9, 2010

Via EDGAR

Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street NW

Washington, DC 20549

Re:          Advance America, Cash Advance Centers, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 8, 2010

File No. 001-32363

Dear Mr. Webb:

We are in receipt of your letter dated July 28, 2010.  As requested in your letter and per our telephone conversation with Mr. Justin Dobbie, we will provide our response by August 25, 2010.

If you have any questions or comments, please contact me at 864-515-5600.

Sincerely,

/s/ J. Patrick O’Shaughnessy
J. Patrick O’Shaughnessy
Chief Financial Officer